Filed Pursuant to Rule 424(b)(3)

Registration No. 333-207347

PROSPECTUS SUPPLEMENT NO. 5

(to Prospectus dated May 18, 2016)

38,128,672 Shares

VIEWRAY, INC.

Common Stock

This prospectus supplement No. 5 supplements the prospectus dated May 18, 2016  (the “Prospectus”), relating to the offering and resale by the selling stockholders identified in the Prospectus of up to 38,128,672 shares of our common stock, par value $0.01 per share. These shares were privately issued to the selling stockholders on July 23, August 13 and August 17, 2015 in connection with a private placement and a share exchange transaction described in the Prospectus.

This prospectus supplement incorporates into the Prospectus the information contained in our attached Current Report on Form 8-K, which was filed with the Securities and Exchange Commission on August 22, 2016.

You should read this prospectus supplement in conjunction with the Prospectus, including any supplements and amendments thereto. This prospectus supplement is qualified by reference to the Prospectus except to the extent that the information in the prospectus supplements supersede the information contained in the Prospectus.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any supplements and amendments thereto.

Our common stock is listed on The NASDAQ Global Market under the symbol “VRAY.” As of August 19, 2016 the last reported sale price for our common stock was $2.75 per share.

Investment in our common stock involves risks. See “Risk Factors” beginning on page 8 of the Prospectus, as updated or superseded by the “Risk Factors” section beginning on page 30 of our Quarterly Report on Form 10-Q for the period ended June 30, 2016.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 22, 2016.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 19, 2016

VIEWRAY, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-37725	42-1777485
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

2 Thermo Fisher Way

Oakwood Village, Ohio 44146

(Address of principal executive offices, including zip code)

(440) 703-3210

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01Entry into a Material Definitive Agreement.

The Company entered into a Securities Purchase Agreement (the “Purchase Agreement”) with the purchasers named therein (the “Purchasers”) on August 19, 2016, prior to the close of trading of the Company’s common stock on the NASDAQ Global Market. Pursuant to the Purchase Agreement, the Company agreed to sell an aggregate of 4,602,506 shares of common stock (the “Shares”) and warrants (the “Warrants”) to purchase 1,380,745 shares of common stock (“Warrant Shares”) for aggregate gross proceeds of approximately $13.75 million (the “Offering”). The purchase price for each Share is $2.95, which is equal to the consolidated closing bid price on the NASDAQ Global Market on the day of pricing, August 18, 2016. The purchase price for each Warrant is equal to $0.125 for each Warrant Share, consistent with NASDAQ Global Market requirements for an “at the market” offering, and the Warrants are exercisable at an exercise price of $2.95 per share.  The Company expects initial closing of the Offering to occur on August 22, 2016 subject to satisfaction of specified customary closing conditions, with a second closing to occur on or before September 9, 2016. The Purchasers have irrevocably committed to purchase the securities subject to satisfaction of the closing conditions. In connection with the transaction, each of the Purchasers also entered into a lock-up agreement with the Company pursuant to which the Purchasers have agreed, except in limited circumstances, not to sell or transfer, or engage in swap or similar transactions with respect to securities of the Company for a period of 180 days following the initial closing of the Offering. Investors participating in the offering include entities associated with OrbiMed Advisors, LLC, Xeraya Capital and Kearny Venture Partners, L.P., each of which is a significant shareholder in the Company, and Mark S. Gold, M.D., an independent member of the Company’s Board of Directors. New Purchasers include Henry A. McKinnell, Jr., Ph.D., an independent member of the Company’s Board of Directors, and Capital Royalty II L.P., Capital Royalty Partners II – Parallel Fund “A” L.P., Capital Royalty Partners II (Cayman) L.P., Capital Royalty Partners II – Parallel Fund “B” (Cayman) L.P. and Parallel Investment Opportunities Partners II L.P. The Company has an existing Term Loan Agreement with Capital Royalty II L.P., Capital Royalty Partners II – Parallel Fund “A” L.P., Capital Royalty Partners II (Cayman) L.P. and Parallel Investment Opportunities Partners II L.P.

In connection with the Purchase Agreement, the Company entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with the Purchasers. Pursuant to the Registration Rights Agreement, the Company agreed to prepare and file a registration statement with the Securities and Exchange Commission (the “SEC”) within 45 days after the closing of the Offering for purposes of registering the resale of the Shares, the shares of common stock issuable upon exercise of the Warrants, and any shares of common stock issued as a dividend or other distribution with respect to the Shares or shares underlying the Warrants. The Company agreed to use its commercially reasonable efforts to cause this registration statement to be declared effective by the SEC within 135 days after the closing of the Offering. The Company also agreed, among other things, to indemnify the selling holders under the registration statements from certain liabilities and to pay all fees and expenses (excluding underwriting discounts and selling commissions and all legal fees of any selling holder) incident to the Company’s obligations under the Registration Rights Agreement.

The financing is exempt from registration pursuant to the exemption for transactions by an issuer not involving any public offering under Section 4(a)(2) the Securities Act of 1933, as amended (the “Securities Act”), and Regulation D under the Securities Act.

The securities sold and issued in connection with the Purchase Agreement will not be registered under the Securities Act or any state securities laws and may not be offered or sold in the United States absent registration with the SEC or an applicable exemption from the registration requirements.

 The foregoing description of the transaction is only a summary and is qualified in its entirety by reference to the Purchase Agreement, the Form of Warrant and the Registration Rights Agreement, copies of which will be filed as exhibits to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2016.

Item 3.02Unregistered Sale of Equity Securities.

The information called for by this item is contained in Item 1.01, which is incorporated herein by reference.

Item 8.01 Other Events.

On August 19, 2016, the Company issued the press release attached hereto as Exhibit 99.1 regarding the transaction described in this report.

Item 9.01. Financial Statements and Exhibits.

(d)	Exhibits

Exhibit No.	Description

99.1	Press Release dated August 19, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VIEWRAY, INC.

Dated: August 19, 2016	By:/s/ Chris A. Raanes Name:Chris A. Raanes Title:Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release dated August 19, 2016

Exhibit 99.1

ViewRay Announces $13.75 Million Private Placement

Company preparing for introduction of MRIdian Linear Accelerator Technology

CLEVELAND, August 19, 2016 — ViewRay, Inc. (Nasdaq: VRAY) announced today that it has entered into a definitive agreement in connection with a private placement of its common stock and warrants that is expected to result in gross proceeds to the Company of approximately $13.75 million. The financing is being led by certain of the Company's existing investors, including OrbiMed Advisors, LLC; Xeraya Capital; and Kearny Venture Partners. It also includes investments from two independent members of the Company’s Board of Directors along with an equity investment from CRG, which has an existing Term Loan Agreement with ViewRay.

“This financing strengthens our balance sheet as we prepare for the introduction of the MRIdian linear accelerator (Linac) technology,” said Chris A. Raanes, President and Chief Executive Officer of ViewRay. “We see this support as a robust sign of confidence in our significant growth potential. The MRIdian System’s unique visualization ability has already received very positive feedback from clinicians and patients for its ability to fight cancer. We believe that our developing linac technology has the potential to produce strong order growth and significantly improved gross margins. We remain on track to submit for FDA clearance and CE Mark in the second half of this year.”

The securities to be sold in this private placement have not been registered under the Securities Act of 1933, as amended, or any state securities laws, and will be sold in a private placement pursuant to Regulation D of the Securities Act. The securities may not be offered or sold in the United States absent registration or pursuant to an exemption from the registration requirements of the Securities Act and applicable state securities laws. The Company has agreed to file a registration statement covering the resale of the shares of common stock acquired by the investors and shares of common stock issuable upon exercise of the warrants acquired by the investors.

This press release does not constitute an offer to sell or the solicitation of an offer to buy the securities, nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such state. Any offering of the securities under the resale registration statement will only be by means of a prospectus.

Under the terms of the agreement, the private placement consisted of 4,602,506 units, with each unit comprised of one share of common stock and one 7-year warrant to purchase 0.3 shares of common stock. The offering price for each unit is $2.9875.  The Company expects the initial closing of the offering on August 22 subject to satisfaction of customary closing conditions, with a second closing to occur on or before September 9. Proceeds from the private placement will be used primarily to support the ongoing commercialization of the MRIdian System, for research and development related to continued product development activities, and for general corporate purposes, including working capital.

About ViewRay

ViewRay®, Inc. (Nasdaq: VRAY), designs, manufactures and markets the MRIdian® radiation therapy system. MRIdian integrates MRI technology, radiation delivery and proprietary software to locate, target and track the position and shape of soft-tissue tumors during radiation. ViewRay believes this combination of enhanced visualization and accuracy will significantly improve outcomes for patients.

The MRIdian linac is a technology under development and not available for sale or distribution in the United States.  ViewRay and MRIdian are registered trademarks of ViewRay, Inc.

Forward Looking Statements:

This press release contains forward-looking statements. Statements in this press release that are not purely historical are forward-looking statements. Such forward-looking statements include, among other things, references to the development of ViewRay’s MRIdian linac technology, filing for regulatory approval of ViewRay’s MRIdian linac technology in the second half of 2016, and potential for strong order growth and improved product gross margins when MRIdian linac technology becomes commercially available. Actual results could differ from those projected in any forward-looking statements due to numerous factors. Such factors include, among others, the ability to raise the additional funding needed to continue to pursue ViewRay’s business and product development plans, the inherent uncertainties associated with developing new products or technologies, the ability to commercialize MRIdian linac technology, competition in the industry in which ViewRay operates and overall market conditions. These forward-looking statements are made as of the date of this press release, and ViewRay assumes no obligation to update the forward-looking statements, or to update the reasons why actual results could differ from those projected in the forward-looking statements, except as required by law. Investors should consult all of the information set forth herein and should also refer to the risk factor disclosure set forth in the reports and other documents ViewRay files with the SEC available at www.sec.gov.

Contact:

Investor Relations:

Ajay Bansal

Chief Financial Officer

1-844-MRIdian (674-3426)

Media Enquiries:

Michael Saracen

Senior Director, Marketing

Phone: +1 440.703.3210, ext. 200

Email: media@viewray.com

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